UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Viking Systems, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

92685Q200

(CUSIP Number)

William C. Bopp

c/o Viking Systems, Inc.

134 Flanders Road

Westborough, MA 01581

(508) 366-8882

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Name of Reporting Persons:

William C. Bopp

2   Check the Appropriate Box if a Member of a Group (See Instructions)

a) ☐

b) ☐

3    SEC use only

4    Source of Funds (See Instructions)

PF

5    Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)  ☐

6     Citizenship Or Place Of Organization

United States of America

7     Sole Voting Power

187,500 (1)

8     Shared Voting Power

13,293,643 (1), (2)

9    Sole Dispositive Power

187,500 (1)

10   Shared Dispositive Power

13,293,643 (1), (2)

11    Aggregate Amount Beneficially Owned by Each Reporting Person

13,406,143 (1), (2)

12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ☐

13    Percent of Class Represented by Amount in Row (11)

18.45% of the issued and outstanding common stock of the Issuer, based upon 72,554,620 shares of common stock issued and outstanding of the Issuer as of August 13, 2012, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed August 20, 2012.

14    Type of Reporting Person (See Instructions)

IN

____________________

(1)	Beneficial ownership of common stock of the Issuer includes 187,500 shares of common stock issuable upon the exercise of outstanding options.

(2)	Represents 13,293,643 shares of common stock of the Issuer held by the Reporting Person, that as a result of the Reporting Person’s entry into a tender and voting agreement dated August 13, 2012 with CONMED Corporation and Arrow Merger Corporation (as set forth in further detail in Item 6), the Reporting Person and CONMED Corporation may now be deemed to share voting and dispositive power with respect to the 13,293,643 shares of common stock held of record by the Reporting Person.

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Item 1.   Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value, of Viking Systems, Inc (the “Issuer”), whose principal place of business is located at 134 Flanders Road, Westborough, MA 01581.

Item 2.   Identity and Background.

(a)	This Schedule 13D is being filed by William C. Bopp (the “Reporting Person”).

(b)	The business address for the Reporting Person is c/o Viking Systems, Inc., 134 Flanders Road, Westborough, MA 01581.

(c)	The Reporting Person is the Chairman of the Issuer’s Board of Directors.

(d)	During the past five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds and Other Consideration.

The Reporting Person did not use any funds to purchase the common stock reported as beneficially owned in Item 5(c). The shares of common stock were acquired pursuant to a cashless exercise mechanism in Warrant No. 2008-4 and Warrant No. 2008-21 held by the Reporting Person. The Reporting Person exercised the warrants with respect to the maximum number of shares purchasable pursuant to the cashless exercise mechanism in the warrants and agreed to cancel such other number of warrant shares as necessary.

In connection with the Reporting Person’s election of a cashless exercise of Warrant No. 2008-4 on August 28, 2012 for the purchase of 9,800,024 shares of common stock at a exercise price of $0.18 and a conversion price of $0.0849 per share, 6,659,133 warrant shares were tendered to the Issuer as consideration for the warrant exercise, resulting in a net issuance of 3,140,891 shares of common stock after the cashless exercise of such warrant.

In connection with the Reporting Person’s election of a cashless exercise of Warrant No. 2008-21 on August 28, 2012 for the purchase of 1,965,768 shares of common stock at a exercise price of $0.18 and a conversion price of $0.0849 per share, 1,335,743 warrant shares were tendered to the Issuer as consideration for the warrant exercise, resulting in a net issuance of 630,025 shares of common stock after the cashless exercise of such warrant.

The Reporting Person acquired his shares of common stock for general investment purposes.

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Item 4.   Purpose of Transaction.

The shares deemed to be beneficially owned by the Reporting Person, who is the Chairman of the Issuer’s Board of Directors, were originally acquired for, and held individually for, investment purposes. The Reporting Person's exercises of the warrants were made prior to the warrants’ January 3, 2013 expiration.

In addition to the actions described above, the Reporting Person may also pursue other alternatives available in order to maximize the value of his investment in the Issuer. Such alternatives could include, without limitation: (a) the purchase of additional common stock in the open market, in privately negotiated transactions or otherwise, and (b) the sale of all or a portion of the common stock now owned or hereafter acquired by him.

Except as otherwise set forth in this Schedule 13D, including but not limited to the information set forth in Item 6 regarding the Tender and Voting Agreement, the Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 13,406,143 shares, or 18.45%, of the issued and outstanding common stock of the Issuer, including 187,500 shares of common stock issuable upon the exercise of outstanding options. As of August 13, 2012, the number of shares issued and outstanding of the Issuer was 72,554,620 shares, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed August 20, 2012.

(b)	By reason of such beneficial ownership, the Reporting Person has the sole power to vote and dispose of 13,293,643 shares of common stock of the Issuer, in addition to 187,500 shares of common stock issuable upon the exercise of outstanding options, except that as a result of the Tender and Voting Agreement, the Reporting Person and Parent may now be deemed to share voting and dispositive power with respect to the 13,293,643 shares of common stock held of record by the Reporting Person.

(c)

On August 28, 2012, the Reporting Person elected to do cashless exercise of Warrant No. 2008-4 for the purchase of 9,800,024 shares of common stock at a exercise price of $0.18 and a conversion price of $0.0849 per share, 6,659,133 warrant shares were tendered to the Issuer as consideration for the warrant exercise, resulting in a net issuance of 3,140,891 shares of common stock after the cashless exercise of such warrant.

On August 28, 2012, the Reporting Person elected to do cashless exercise of Warrant No. 2008-21 for the purchase of 1,965,768 shares of common stock at a exercise price of $0.18 and a conversion price of $0.0849 per share, 1,335,743 warrant shares were tendered to the Issuer as consideration for the warrant exercise, resulting in a net issuance of 630,025 shares of common stock after the cashless exercise of such warrant.

(d)	To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.

(e)	N/A

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Tender and Voting Agreement

On August 13, 2012, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with CONMED Corporation, a New York corporation (“Parent”), and Arrow Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”) pursuant to which Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Issuer’s common stock, par value $0.001 per share at a price of $0.27 per share of common stock in cash, net to the seller but subject to any required withholding taxes applicable to the seller (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer and the Merger Agreement. After the closing of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.

On August 13, 2012, as a condition and inducement to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, certain holders of shares of the Issuer, including the Reporting Person, entered into tender and voting agreements with Parent and Purchaser (the “Tender and Voting Agreement”), whereby each such holder, including Reporting Person, agreed to tender into the Offer all of the shares of common stock of the Issuer that it beneficially owns and, if necessary, vote such shares of common stock in favor of the Merger Agreement at any stockholders’ meeting called for that purpose.

Pursuant to the Tender and Voting Agreement, the Reporting Person has irrevocably appointed Parent as proxy and attorney-in-fact (with full power of substitution) to vote the respective shares as to which the Reporting Person has voting power and in his name, place and stead, at any meeting of the stockholders of the Issuer, however called, and in any action by written consent of stockholders of the Issuer in a manner consistent with the Tender and Voting Agreement. Additionally, the Reporting Person has agreed to promptly (and, in any event, no later than the tenth business day following the commencement of the Offer) validly tender or cause to be validly tendered in the Offer, pursuant to and in accordance with the terms of the Offer and Rule 14d-2 under the Act, all of the shares owned by the Reporting Person on or prior to the tenth business day following the commencement of the Offer.

Shared dispositive power with respect to the 13,293,643 shares of common stock held of record by the Reporting Person may be deemed to have been acquired through execution of the Tender and Voting Agreement.

A copy of the Merger Agreement is attached as Exhibit 1 to this Statement. A copy of the Tender and Voting Agreement is attached as Exhibit 2 to this Statement. References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copy of the Merger Agreement and the copy of Tender and Voting Agreement included as Exhibit 1 and Exhibit 2, respectively, to this Statement and which are incorporated herein in their entirety by this reference.

Item 7.    Material to be Filed as Exhibits.

1	Agreement and Plan of Merger dated as of August 13, 2012, by and among Viking Systems, Inc., CONMED Corporation, and Arrow Merger Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Viking Systems, Inc. on August 14, 2012).

2	Tender and Voting Agreement, dated as of August 13, 2012, by and among CONMED Corporation, Arrow Merger Corporation and certain stockholders of Viking Systems, Inc. (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by CONMED Corporation on August 14, 2012).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2012
Date
/s/ William C. Bopp
William C. Bopp

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